SUBSERVICER 1123 CERTIFICATION

Re: .P. Morgan Chase Commercial Mortgage Securities Trust 2006-CIBC17 (the "Trust"),
Commercial Mortgage Pass-Through Certificates, Series 2006-CIBC17; Subservicing
Agreement dated as of November 28, 2006

I, Michael J. Myers, certify that:

I am responsible for reviewing the activities performed by NorthMarq Capital, Inc., as Subservicer under the aforesaid Subservicing Agreement.

A review of the Subservicer's activities during the Reporting Period (the calendar year ending December 31, 2006) and of the Subservicer's performance under the aforesaid Subservicing Agreement has been made under by supervision.

To the best of my knowledge, based on such review, NorthMarq, as Subservicer, has fulfilled all of its obligations under the Subservicing Agreement in all material respects throughout the Reporting Period, except as specifically set forth below, or on the attachment:

NorthMarq Capital, Inc.

By: /s/ Michael J. Myers
Name: Michael J.
Title: EVP/CAO
Date: 2-12-07